Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 8 DATED OCTOBER 16, 2023
TO THE PROSPECTUS DATED APRIL 11, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated April 11, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of November 1, 2023;
•to disclose the calculation of our September 30, 2023 net asset value (“NAV”) per share for all share classes;
•to provide an update on the status of our Offering;
•to disclose an amendment to our line of credit with an affiliate of Brookfield; and
•to disclose an amendment to our valuation guidelines.
Investment Portfolio Updates
As of September 30, 2023, our portfolio, based on the total asset value of our investments measured at fair value, consisted of 87% real estate properties and 13% real estate-related loans and securities. As of September 30, 2023, our real estate-related loans and securities consisted of 77 investments with an aggregate fair value of approximately $279 million. As of September 30, 2023, our real estate properties, based on the fair value of our properties, consisted of rental housing (63%), net lease (26%), logistics (6%) and office (5%).

November 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2023 (and repurchases as of October 31, 2023) is as follows:

Transaction Price (per share)
Class S	$12.2754
Class I	$12.3651
Class D	$12.4373
Class T	$12.3651
The November 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class. The transaction price per Class T share is equal to our Class I transaction price since no Class T shares are outstanding.
September 30, 2023 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2023 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2023 ($ and shares/units in thousands):

Components of NAV	September 30, 2023
Investments in real estate	$1,742,633
Investments in real estate-related loans and securities	278,575
Investments in unconsolidated entities	76,992
Cash and cash equivalents	41,111
Restricted cash	14,872
Other assets	61,124
Debt obligations	(1,032,924)
Accrued stockholder servicing fees(1)	(312)
Management fee payable	(1,119)
Dividend payable	(5,249)
Subscriptions received in advance	(2,993)
Other liabilities	(46,948)
Non-controlling interests in joint ventures	(15,749)
Net asset value	$1,110,013
Number of shares/units outstanding	90,245

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of September 30, 2023, we had accrued under GAAP approximately $26.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of September 30, 2023, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2023 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$435,693	$516,059	$1,870	$—	$114,140	$41,288	$963	$1,110,013
Number of shares/units outstanding	35,493	41,735	150	—	9,443	3,346	78	90,245
NAV per share/unit as of September 30, 2023	$12.2754	$12.3651	$12.4373	$—	$12.0879	$12.3397	$12.3397

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of September 30, 2023, we had not sold any Class T shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.1%	5.6%
Net Lease	6.4%	4.6%
Office	8.4%	7.0%
Logistics	6.7%	5.6%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Rental Housing Investment Values	Net Lease Investment Values	Office Investment Values	Logistics Investment Values
Discount Rate	.25% Decrease	1.8%	1.8%	2.1%	2.1%
(weighted average)	.25% Increase	(1.8)%	(2.1)%	(2.1)%	(2.0)%
Exit Capitalization Rate	.25% Decrease	2.9%	3.7%	2.3%	3.0%
(weighted average)	.25% Increase	(2.7)%	(3.7)%	(2.2)%	(2.7)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2023 ($ and shares/units in thousands):

Components of NAV	August 31, 2023
Investments in real estate	$1,743,228
Investments in real estate-related loans and securities	301,117
Investments in unconsolidated entities	79,286
Cash and cash equivalents	30,593
Restricted cash	17,548
Other assets	57,205
Debt obligations	(1,033,884)
Accrued stockholder servicing fees(1)	(328)
Management fee payable	(1,132)
Dividend payable	(5,272)
Subscriptions received in advance	(3,868)
Other liabilities	(44,269)
Non-controlling interests in joint ventures	(17,599)
Net asset value	$1,122,625
Number of shares/units outstanding	91,310

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of August 31, 2023, we had accrued under GAAP approximately $26.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of August 31, 2023, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2023 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$439,271	$519,911	$1,831	$—	$119,118	$41,537	$957	$1,122,625
Number of shares/units outstanding	35,797	42,065	147	—	9,856	3,367	78	91,310
NAV Per Share/Unit as of August 31, 2023	$12.2713	$12.3597	$12.4305	$—	$12.0856	$12.3356	$12.3356

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of August 31, 2023, we had not sold any Class T shares.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold (i) 28,580,143 shares of our common stock (consisting of 21,224,210 Class S shares, 7,205,828 Class I shares and 150,105 Class D shares; no Class T shares have been issued or sold) in our primary offering for total proceeds of $380,351,228 and (ii) 1,802,943 shares of our common stock (consisting of 1,602,529 Class S shares, 200,189 Class I shares and 225 Class D shares; no Class T shares had been issued or sold) pursuant to our distribution reinvestment plan for a total value of $23,645,851. We intend to continue selling shares in the Offering on a monthly basis.
Extension of Affiliate Line of Credit
On October 10, 2023, we entered into a Second Amendment to our Affiliate Line of Credit to extend the maturity date to November 2, 2024.
The following disclosure replaces the paragraph in the section of the Prospectus entitled “Selected Information Regarding Our Operations—Our Indebtedness—Affiliate Line of Credit” and all other similar disclosures:
In November 2021, we entered into a revolving line of credit with an affiliate of Brookfield (the “Affiliate Line of Credit”), providing for a discretionary, unsecured, uncommitted credit facility in a maximum aggregate principal amount of $125.0 million. The Affiliate Line of Credit had an initial maturity date of November 2, 2022, and has one-year extension options subject to the lender’s approval. On October 10, 2023, the maturity date was extended to November 2, 2024. Borrowings under the Affiliate Line of Credit bear interest at a rate of the lowest then-current interest rate for any similar credit product offered by a third-party lender to us or our subsidiaries or, if not available, SOFR plus a 0.10% credit adjustment and a 2.25% margin. As of December 31, 2022 and 2021, there were $0.0 million and $105.0 million, respectively, of outstanding borrowings on the Affiliate Line of Credit.
Amendment to Valuation Guidelines
On October 9, 2023, our board of directors approved certain amendments to our valuation guidelines in order to update the valuation process for single-family rental properties.

The following disclosure is added to the Prospectus immediately following the sub-section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments—Consolidated Properties”:

Single-Family Rental Properties
Single-family rental properties are valued monthly by an independent third-party appraisal firm other than the Independent Valuation Advisor.